Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Company Announces Pricing of Senior Secured Notes Offering

MACAU, Wednesday, February 9, 2022 – Studio City Company Limited (“Studio City Company”) today announces that it priced its international offering of senior secured notes due 2027. Studio City Company is a wholly-owned subsidiary of Studio City International Holdings Limited (“SCIHL”).

The offering consists of US$350 million aggregate principal amount of 7.00% senior secured notes due 2027 (the “Notes”) and the Notes were priced at 100%. Studio City Company intends to use the net proceeds from the offering to partially fund the capital expenditures of the remaining project for Studio City and for general corporate purposes.

The Notes are proposed to be senior obligations of Studio City Company, ranking equally in right of payment with all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the senior secured credit facilities with Studio City Company as borrower that are secured by common collateral securing the Notes will have priority over the Notes with respect to any proceeds received upon any enforcement action of such common collateral), and ranking senior in right of payment to all existing and future subordinated indebtedness of Studio City Company. The Notes are proposed to be guaranteed by Studio City Investments Limited and all of its existing subsidiaries (other than Studio City Company) on a senior basis (the “Note Guarantees”). Neither Melco Resorts & Entertainment nor SCIHL will be a guarantor for the Notes.

Completion of the offering is subject to customary closing conditions. Approval-in-principle has been received for the listing of the Notes on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). Admission of the Notes to the SGX-ST is not to be taken as an indication of the merits of Studio City Company or the Notes.

The Notes and the Note Guarantees are being offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The Notes and the Note Guarantees will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Studio City Company does not intend to register any portion of the offering of the Notes and the Note Guarantees in the United States.

This press release is for information purposes only. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Studio City Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, (vii) proposed amendments to the gaming law in Macau, the extension of current concessions and subconcessions and tender for new gaming concessions, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Any forward-looking statements made in the Notes offering documents speak only as of the date thereof and all information provided in this press release is as of the date of this press release, and Studio City Company does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Robin Yuen

Director, Investor Relations

Tel: +852 2598 3619

Email: robinyuen@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com